UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

May 30, 2024

Commission File Number 001-14978

SMITH & NEPHEW plc
(Registrant’s name)

Building 5, Croxley Park, Hatters Lane
Watford, England, WD18 8YE
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ✓         Form 40-F __

SMITH & NEPHEW PLC

30 May 2024

NOTIFICATION AND PUBLIC DISCLOSURE IN ACCORDANCE WITH THE REQUIREMENTS OF THE EU MARKET ABUSE REGULATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES ("PDMR") AND PERSONS CLOSELY ASSOCIATED WITH THEM.

On 29 May 2024, Smith & Nephew plc (the "Company") received notification of the following transactions as detailed below.

Reason for the notification
Initial notification /Amendment	Initial notification
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Name	Smith & Nephew plc
LEI	213800ZTMDN8S67S1H61
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Description of the financial instrument, type of instrument	Smith & Nephew plc SPON ADR American Depositary Shares (ADS)
Identification code	ISIN: US83175M2052
Nature of the transaction
Director and PDMRs are participants of the Company's Employee Stock Purchase Plan, which purchased American Depository Shares through the Company's Dividend Re-Investment Plan following the 2023 final dividend payment on 22 May 2024.

Date of Transaction	2024-05-24
Place of Transaction	New York Stock Exchange

Name	Director / PDMR	Price ($)	Volume	Aggregated information
Craig Gaffin (President, Global Orthopaedics)	PDMR	24.9026	24.14366	N/A Single Transaction
Mizanu Kebede (Chief Quality & Regulatory Affairs Officer)	PDMR	24.9026	18.50369	N/A Single Transaction
Deepak Nath (Chief Executive Officer)	Director	24.9026	24.14366	N/A Single Transaction
Paul Connolly (President, Global Operations)	PDMR	24.9026	18.16357	N/A Single Transaction
Scott Schaffner (President, Sports Medicine)	PDMR	24.9026	44.13636	N/A Single Transaction

Sarah Carne
Deputy Company Secretary
Smith & Nephew plc

Tel:  +44 (0)1923 477100

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: May 30, 2024	By:	/s/ Helen Barraclough
Helen Barraclough
Company Secretary